Mail Stop 3561

March 27, 2006

Mr. John F. Metcalfe
President and Chief Financial Officer
Holmes Herbs, Inc.
4400 North Scottsdale Rd.
#9-197
Scottsdale, AZ 85251

> **Re:** **Holmes Herbs, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2004**
> **Filed March 23, 2006**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Filed April 15, 2005**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2005**
> **Filed December 2, 2005**
> **File No. 0-31129**

Dear Mr. Metcalfe:

We have reviewed your response dated March 21, 2006 to our comment letter dated December 30, 2005 and have the following additional comments. Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for Fiscal Year Ended December 31, 2004

Item 6. Management's Discussion and Analysis or Plan of Operation, page 4

1.   You disclose you are engaged in the distribution of herbal and natural medicine products, that you sell SolarTherm^{tm} products and provide homeopath and nutritional services on your website. We were not able to locate these products or services on the website, www.holmesherbs.com. Instead, we were directed to Holmes BioPharma, which is stated to be a research operation designed to provide clinical research activities. In your future Form 10-KSB, please provide a revised

executive overview accurately discussing your present business operations and your plan of operations for the next twelve months. See Item 303 of Regulation S-B. Alternatively, please tell us why this revision is not applicable. In your response, please show us what your revised disclosures will look like. Also, please update the description of your business in Item 1 and the notes to your financial statements, as applicable.

Item 7. Financial Statements, page 6

Statement of Stockholders' Equity (Deficit), page 11

2.   We note your response to comment 4 in our letter dated December 30, 2005. Please tell us if you recorded compensation charges related to the issuance of common shares to Mr. Metcalfe and Ms. Creed. If you have, tell us how you established the service or recognition periods and the expense amount associated with the awards to both Mr. Metcalfe and Ms. Creed. Tell us why you disclose that you issued 2,000 post split shares to Mr. Metcalfe on March 5, 2004. We note that Schedule A of Mr. Metcalfe's compensation agreement states that common shares will be issued and delivered at the commencement of the agreement or January 1, 2002. We refer you to exhibit 10.1 on Form 10-KSB filed on May 6, 2002.

3.   In 2004 we note you recorded $7,500 of paid-in-capital described as 'issuance of common stock for services.' The filing also discloses Mr. Metcalfe's other annual compensation is $5,000 and that common shares issued in 2004 were valued at $12,500. We refer you to page 17. Please tell us if the amount in your statement of shareholders' equity represents common stock awards for Mr. Metcalfe, Ms. Creed, both or neither person. Then tell us how the compensation amounts disclosed in Item 10 are presented in the statement of stockholders' equity (deficit), if at all.

4.   Please tell us how you estimated the fair values of common shares awarded to Mr. Metcalfe and Ms. Creed. In doing so, please provide objective evidence as the best support for the determination of fair value. Examples of objective evidence include transactions with third parties involving the issuances or repurchases of stock for cash at or near the date of issuing the awards. For instance, we note Mr. Metcalfe's award was issued at $0.25 per share. Between 2002 through 2004, Mr. Metcalfe's employment agreement period, private placements for common shares were issued for prices ranging between $6.25 and $0.025 per share.

Form 10-QSB for Fiscal Quarter Ended September 30, 2005

Note 6. Other Activity, page 13

5.   We note your response to comment 16 in our letter dated December 30, 2005. Please confirm that you received the entire $32,250 in cash for the stock subscription by August 2005 and that the common shares were in fact issued and outstanding as of the issuance of Form 10-Q. Note your disclosure states the shares were not issued. We refer you to page 15. If the shares were not issued as of the date of Form 10-Q, please tell us how the transaction is presented in your financial statements.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

        You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                Michael Moran
                                                Accounting Branch Chief